ATNA RESOURCES LTD
EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is dated as of January 7, 2013, by and between ATNA RESOURCES LTD, a corporation incorporated under the laws of the Province of British Columbia (the “Company”), and Mr. Daniel Saint Don (the “Executive”).

WHEREAS, the Company desires to employ the Executive as its Vice President and Chief Operating Officer and the Executive desires to accept such employment, on the terms set forth below.

Accordingly, the parties hereto agree as follows:

1.          Term. The Company hereby employs the Executive, and the Executive hereby accepts such employment for an initial term commencing as of the date hereof and ending annually on December 31, unless sooner terminated in accordance with the provisions of Section 4 or Section 5 (the period during which the Executive is employed hereunder being hereinafter referred to as the “Term”). If either the Company or Executive does not wish to renew this Agreement when it expires at the end of the initial or any renewal term hereof as hereinafter provided, or if either the Company or Executive wishes to renew this Agreement on different terms than those contained herein, it or he shall give written notice in accordance with Section 10.4 below of such intent to the other party at least ninety (60) days prior to the expiration date. In the absence of such notice, this Agreement shall be renewed on the same terms and conditions contained herein for a term of one (1) year from the date of expiration. The parties expressly agree that designation of a term and renewal provisions in this Agreement does not in any way limit the right of the parties to terminate this Agreement at any time as hereinafter provided. Reference herein to the term of this Agreement shall refer both to the initial term and any successive term as the context requires.

2.          Duties. The Executive, in his capacity as Vice President & Chief Operating Officer, shall faithfully perform for the Company the duties of said office and shall perform such other duties of an executive, managerial or administrative nature as shall be specified and designated from time to time by the Company’s Chief Executive Officer ("CEO") or by the board of directors or similar governing body of the Company (the “Board”) (including the performance of services for, and serving on the Board of Directors of, any subsidiary or affiliate of the Company without any additional compensation). The Executive shall devote substantially all of the Executive’s business time and effort to the performance of the Executive’s duties hereunder, provided that in no event shall this sentence prohibit the Executive from (A) serving on corporate, civic or charitable boards or committees; (B) delivering lectures, fulfill speaking engagements or teaching at educational institutions; or (C) managing personal investments; all so long as such activities do not significantly interfere with the performance of the Executive's responsibilities as an employee of the Company, as determined by the Board and, in the case of Executive’s management of Executive’s personal investments, so long as all such personal investment management activities comply with the Company’s personal trading policies, this Agreement, and applicable law. The Board may delegate its authority to take any action under this Agreement to the CEO or the Compensation Committee of the Board (the “Compensation Committee”).

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3.          Compensation.

3.1           Salary. The Company shall pay the Executive during the Term an Annual Base Salary at the rate of US$ two hundred thirty thousand dollars (US$230,000) per annum (the “Annual Salary”), The Annual Base Salary shall be payable in installments less legally required withholdings, consistent with the Company's payroll procedures in effect from time to time, provided that such installments shall be no less frequent than monthly. The Annual Salary may be adjusted annually as may be approved by the Board or the Compensation Committee, and, upon such adjustment, the new salary amount shall thereafter be deemed to be the Annual Salary for purposes of this Agreement.

3.2           Equity-Based Awards. The Executive may from time to time be awarded such shares, options and/or other equity or equity-linked instrument in the sole and absolute discretion of the Board and/or Compensation Committee.

3.3           Benefits – In General. The Executive shall be permitted during the Term to participate in any group life, hospitalization or disability insurance plans, health programs, pension and profit sharing plans and similar benefits that may be available to other senior executives of the Company generally, on the same terms as may be applicable to such other executives, in each case to the extent that the Executive is eligible under the terms of such plans or programs. However, nothing herein shall prevent the Company, in its sole and absolute discretion, from amending, changing and/or terminating any benefit policies or plans offered.

3.4           Vacation. During the Term, the Executive shall be entitled to vacation of twenty (20) working days per year. In the absence of any Company policy specifying how such vacation time shall be accrued or carried over from year to year, vacation time (i) shall be accrued on a pro-rata basis on each payday during the year; and (ii) may not be carried over from year to year without written permission from the CEO and any unused vacation time shall be forfeited on December 31st of each year.

3.5           Expenses. The Company shall pay or reimburse the Executive for all ordinary and reasonable out-of-pocket expenses actually incurred (and, in the case of reimbursement, paid) by the Executive during the Term in the performance of the Executive’s services under this Agreement, provided that the Executive submits such expenses in accordance with the policies applicable to senior executives of the Company generally.

4.          Termination Due to Death or Disability.

4.1           Death. In the event of Executive’s death, the Term will terminate, all obligations of the Company and Executive under Sections 1 through 3 will immediately cease except for obligations which expressly continue after death, and the Company will pay Executive’s beneficiary or estate, and Executive’s beneficiary or estate will be entitled to receive, the following:

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(i)	Executive’s accrued but unpaid wages through the date of termination, as well as any accrued but unused vacation time as of the date of termination (“Compensation Accrued at Termination”); and

(ii)	All rights under any compensatory or benefit plan, if any, shall be governed by and payable in accordance with such plan.

4.2          Disability. The Company may terminate the employment of Executive hereunder due to the Disability (as defined in Section 6.5) of Executive. Upon termination of employment, the Term will terminate, all obligations of the Company and Executive under Sections 1 through 3 will immediately cease except for obligations which expressly continue after termination of employment due to Disability, and the Company will pay Executive, and Executive will be entitled to receive, the following:

(i)	Executive’s Compensation Accrued at Termination; and

(ii)	All rights under any compensatory or benefit plan, if any, shall be governed by and payable in accordance with such plan.

4.3          Other Terms of Payment Following Death or Disability. Nothing in this Section 4 shall limit the benefits payable or provided in the event Executive’s employment terminates due to death or Disability under the terms of plans or programs of the Company more favorable to Executive (or his beneficiaries) than the benefits payable or provided under this Section 4, including plans and programs adopted after the date of this Agreement. Subject to Section 5.6, amounts payable under this Section 4 following Executive’s termination of employment will be paid as promptly as practicable after such termination of employment, and, in any event, within 2 months after the end of the year in which employment terminates.

5.          Termination of Employment For Reasons Other Than Death or Disability.

5.1           Termination by the Company for Cause. The Company may terminate the employment of Executive hereunder for Cause (as defined in Section 6.2) at any time. At the time Executive’s employment is terminated for Cause, the Term will terminate, all obligations of the Company and Executive under Sections 1 through 3 will immediately cease, and the Company will pay Executive, and Executive will be entitled to receive, the following:

(i)	Executive’s Compensation Accrued at Termination; and

(ii)	All rights under any compensatory or benefit plan, if any, shall be governed by and payable in accordance with, such plan.

5.2           Termination by Executive Other Than For Good Reason. Executive may terminate his employment hereunder voluntarily for reasons other than Good Reason (as defined in Section 6.6) at any time upon at least 30 days’ written notice to the Company. An election by Executive not to extend the Term pursuant to Section 2 hereof shall be deemed to be a termination of employment by Executive Other Than For Good Reason at the date of expiration of the Term. At the time Executive’s employment is terminated by Executive other than for Good Reason, the Term will terminate, all obligations of the Company and Executive under Sections 1 through 3 will immediately cease, and the Company will pay Executive, and Executive will be entitled to the same compensation and rights specified in Section 5.1.

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5.3           Termination by the Company Without Cause. The Company may terminate the employment of Executive hereunder without Cause upon written notice to Executive, with a date of termination so specified in the written notice. An election by the Company not to extend the Term pursuant to Section 2 hereof shall be not deemed to be a termination of employment by the Company Without Cause at the date of expiration of the Term. At the time Executive’s employment is terminated by the Company (i.e., as of the termination date specified by the Company in the written notice), the Term will terminate, all remaining obligations of the Company and Executive under Sections 1 through 3 will immediately cease. Regardless of whether Executive signs any release of claims, the Company will pay Executive, and Executive will be entitled to receive, the following:

(i)          Executive’s Compensation Accrued at Termination; and

(ii)         All rights under any compensatory or benefit plan, if any, shall be governed by and payable in accordance with, such plan.

Furthermore, provided that Executive signs, and if applicable does not revoke, a release of claims designed to secure a complete and final release of all claims that Executive might have against the Company as drafted to the satisfaction of the Company in accordance with Section 8.6, and further provided that Executive continues to comply with his obligations under Section 8 of this Agreement, the Company will pay Executive, and Executive will be entitled to receive, the following:

(i)	severance compensation payment as governed and in accordance with the executive severance policy of the Company as approved from time to time by the Board, payable in six equal monthly installments, less customary or legally required withholdings, on the first business day of each month, beginning in the month following the termination date; OR if the termination by the Company without Cause or by Executive for Good Reason occurs upon or within ninety (90) days after a Change in Control as defined in Section 6.3 of this Agreement, then the severance compensation shall be equal to twenty four (24) months of Executive's Annual Salary, payable in 24 equal monthly installments, less customary or legally required withholdings, on the first business day of each month, beginning in the month following the termination date;

(ii)	a pro rata bonus for the year in which termination occurs, with such bonus equal to a percentage, the numerator equal to the number of days elapsed in the year as of the termination date and the denominator equal to 365, times the average annual bonus received by Executive during the preceding two completed calendar years; such bonus to be paid in six equal monthly installments, less customary or legally required withholdings, on the first business day of each month, beginning in the month following the termination date; and

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(iii)	If the Executive and, where applicable, Family Members timely elect and are eligible to receive COBRA continuation coverage, the Company will pay the total applicable COBRA premium to continue whatever medical, dental and/or vision coverage in effect for the Executive and Family Members as of the date of termination for a period of time equal to the lesser of twelve (12) months after the Executive’s employment terminates or until such time as Executive secures replacement coverage through a subsequent employer.

Because this paragraph is intended to provide compensation to enable Executive to support himself or herself in the event of Executive’s loss of employment under certain circumstances specified herein, Executive’s right to severance pay under this subparagraph shall not be triggered by the sale of all or a portion of Company’s stock or assets, unless such sale results in a loss of Executive’s employment with the Company or its successor. Payments and benefits under this Section 5.3 are subject to Section 5.6.

5.4           Termination by Executive for Good Reason. Executive may terminate his employment hereunder for Good Reason upon 30 days’ written notice to the Company which notice must be given within 90 days of the occurrence of the condition that is the basis for such Good Reason; provided, however, that, if the basis for such Good Reason is correctible and the Company has corrected the basis for such Good Reason within 30 days after receipt of such notice, Executive may not then terminate his employment for Good Reason with respect to the matters addressed in the written notice, and therefore Executive’s notice of termination will automatically become null and void. If the Company has not corrected the basis for such Good Reason within 30 days after receipt of such notice, Executive must terminate employment within 30 days after the end of such cure period. At the time Executive’s employment is terminated by Executive for Good Reason (i.e., at the expiration of such notice period), the Term will terminate, all obligations of the Company and Executive under Sections 1 through 3 will immediately cease. In the event of any termination for Good Reason, the Company will pay Executive, and Executive will be entitled to receive, the same compensation and rights specified in Section 5.3, in accordance with the terms and conditions specified in Section 5.3.

If any payment or benefit under this Section 5.4 is based on Annual Salary or other level of compensation or benefits at the time of Executive’s termination and if a reduction in such Annual Salary or other level of compensation or benefit was the basis for Executive’s termination for Good Reason, then the Annual Salary or other level of compensation in effect before such reduction shall be used to calculate payments or benefits under this Section 5.4.

5.5           Other Terms Relating to Certain Terminations of Employment.

In the event Executive’s employment terminates for under Section 5.3 or 5.4, and provided that Executive signs, and if applicable does not revoke, a release of claims designed to secure a complete and final release of all claims that Executive might have against the Company as drafted to the satisfaction of the Company, and further provided that Executive continues to comply with his obligations under Section 8 of this Agreement:

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(i)	All equity awards held by Executive at termination which vest based on time shall become fully vested and all other terms of such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such options were granted; and

(ii)	Any performance objectives upon which the earning of performance-based restricted stock, restricted stock units, and other equity awards and other long-term incentive awards (including cash awards,) is conditioned shall be deemed to have been met at the greater of (A) target level at the date of termination, or (B) actual performance at the date of termination, and such amounts shall become fully vested and non-forfeitable as a result of termination of employment at the date of such termination, and, in other respects, such awards shall be governed by the plans and programs and the agreements and other documents pursuant to which such awards were granted.

5.6           Limitations Under Code Section 409A. Anything in this Agreement to the contrary notwithstanding, if (i) on the date of termination of Executive’s employment with the Company or a Subsidiary, any of the Company’s stock is publicly traded on an established securities market or otherwise (within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code, as amended (the “Code”)), (ii) Executive is determined to be a “specified employee” within the meaning of Section 409A(a)(2)(B) of the Code on the date of Executive’s separation from service with the Company, (iii) the payments exceed the amounts permitted to be paid pursuant to Treasury Regulations section 1.409A-1(b)(9)(iii) and (iv) the payments are not excluded from the application of Section 409A under Treasury Regulations section 1.409A-1(b)(4) or any other applicable provision of the statute or Treasury Regulations; and (v) the Executive would receive any payment that, absent the application of this Section 5.6, would be subject to interest and additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(2)(B)(i) of the Code, then no such payment shall be payable prior to the date that is the earliest of (1) 6 months after the Executive’s termination date, (2) the Executive’s death or (3) such other date as will cause such payment not to be subject to such interest and additional tax (with a catch-up payment equal to the sum of all amounts that have been delayed to be made as of the date of the initial payment).

It is the intention of the parties that payments or benefits payable under this Agreement not be subject to the additional tax imposed pursuant to Section 409A of the Code. To the extent such potential payments or benefits could become subject to such Section, the parties shall cooperate to amend this Agreement with the goal of giving the Executive the economic benefits described herein in a manner that does not result in such tax being imposed.

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A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits constituting deferred compensation under Section 409A of the Code upon or following a termination of employment unless such termination of employment is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this Agreement, references to a termination of employment or like terms shall mean “separation from service.”

All expenses or other reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by the Executive (provided that if any such reimbursements constitute taxable income to the Executive, such reimbursements shall be paid no later than March 15th of the calendar year following the calendar year in which the expenses to be reimbursed were incurred), and no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year.

For purposes of Section 409A of the Code, the Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within sixty (60) days”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

In no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Section 409A of the Code be offset by any other payment pursuant to this Agreement or otherwise

6.            Definitions Relating to Termination Events and Change of Control.

6.1           [Intentionally omitted]

6.2           “Cause”. For purposes of this Agreement, “Cause” shall mean Executive’s:

(i)	violation of any term of this Agreement or any written Company policy, procedure or guideline;

(ii)	engages in any of the following forms of misconduct: use of alcohol on Company's premises or appearing on such premises while intoxicated, other than in connection with a Company-sponsored social event; illegal use of any controlled substance; illegal gambling on Company's premises; discriminatory or harassing behavior, whether or not illegal under federal, state or local law; willful misconduct; or falsifying any document or making any false or misleading statement relating to Executive's employment by Company;

(iii)	commission of any felony, or of any misdemeanor involving dishonesty or moral turpitude;

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(iv)	commission of any act of theft, fraud, embezzlement or misappropriation against the Company or its subsidiaries or affiliates;

(v)	failure to cure, within 30 days, any material injury to the economic or ethical welfare of Company caused by Executive's malfeasance, misfeasance, misconduct or inattention to Executive's duties and responsibilities under this Agreement; or

(vi)	any material failure to comply with Company's reasonable performance expectations, as determined in the sole discretion of the Company, other than by reason of Executive’s Disability which failure is not remedied within 30 calendar days after written demand for substantial performance is delivered by the Company which specifically identifies the manner in which the Company believes that Executive has materially failed to meet the Company’s reasonable performance expectations.

Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Executive a copy of the resolution duly adopted by the affirmative vote of not less than a majority of the independent members of the Board at a meeting of the Board (after reasonable notice to Executive and an opportunity for Executive, together with Executive’s counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, Executive was guilty of conduct set forth above in this definition and specifying the particulars thereof in detail.

6.3           “Change in Control”. For purposes of this Agreement, a “Change in Control” means the following:

(i)	The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (a) any acquisition directly from the Company, (b) any acquisition by the Company, or (c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company

(ii)	Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

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(iii)	Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business) beneficially owns, directly or indirectly, 15% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)	Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

6.5          “Disability”. For purposes of this Agreement, “Disability” means the Executive is unable due to a physical or mental condition to perform the essential functions of his position with or without reasonable accommodation for three (3) months in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, Section 409A of the Code and other applicable law.

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6.6          “Good Reason”. For purposes of this Agreement, “Good Reason” shall mean, without Executive’s express written consent, the occurrence of any of the following circumstances unless, if correctable, such circumstances are fully corrected within 30 days of the notice of termination given in respect thereof:

(i)	a significant adverse and non-temporary change, diminution or reduction, for any reason including a Change in Control, in Executive’s current authority, title, reporting relationship or duties as Vice President & Chief Operating Officer occurring without the consent of Executive, excluding for this purpose any action not taken in bad faith and that is remedied by the Company promptly after receipt of written notice hereof given by the Executive;

(ii)	Executive’s removal from the position of Vice President and Chief Operating Officer of the Company;

(iii)	a material reduction by the Company in Executive’s Annual Salary other than a reduction not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Executive, and excluding any reduction applicable equally to all executive employees following an extraordinary decline in the Company’s earnings, share price or public image; or

(iv)	continuing, after reasonable notice from Executive, to direct Executive to take any action that in Executive’s good-faith, considered and informed judgment violates any applicable legal or regulatory requirement;

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to the Company to fully assume the Company’s obligations and to perform under this Agreement; or

(vi)	requiring Executive to relocate outside of the [city, state] metropolitan area.

7.           Excise Tax-Related Provisions. In the event Executive becomes entitled to any amounts or benefits payable in connection with a Change in Control or other change in control (whether or not such amounts are payable pursuant to this Agreement) (the “Severance Payments”), if any of such Severance Payments are subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Code (or any similar federal, state or local tax that may hereafter be imposed), the Company shall pay to Executive at the time specified in Section 7(iii) hereof an additional amount (the “Gross-Up Payment”) such that the net amount retained by Executive, after deduction of any Excise Tax on the Total Payments (as hereinafter defined) and any federal, state and local income tax and Excise Tax upon the payment provided for by Section 7(i), shall be equal to the Total Payments; provided, however that in the event the aggregate value of the Total Payments exceeds three times the Executive’s “base amount,” as defined in Section 280G(b)(3) of the Code, (the “Parachute Threshold”) by less than 10%, one or more of the Total Payments shall be reduced so that the aggregate value of the Total Payments is $1.00 less than the Parachute Threshold. In order to comply with Section 409A, the Company shall reduce or eliminate the Total Payments the reduction or elimination will be performed in the order in which each dollar of value subject to a right, payment or benefit reduces amount that would be subject to the Excise Tax by the greatest extent.. Any notice given by the Executive pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement governing the Executive’s rights and entitlements to any benefits or compensation. For the avoidance of doubt, in no event shall the Company be required to pay to Executive any amount under this Section 7 with respect to any taxes or interest that may arise as a result of Section 409A of the Code.

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(i)	For purposes of determining whether any of the Severance Payments will be subject to the Excise Tax and the amount of such Excise Tax:

(A)	any other payments or benefits received or to be received by Executive in connection with a Change in Control or Executive’s termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company, any Person whose actions result in a Change in Control or any Person affiliated with the Company or such Person) (which, together with the Severance Payments, constitute the “Total Payments”) shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(l) of the Code shall be treated as subject to the Excise Tax, unless in the opinion of nationally-recognized tax counsel or compensation consultant the selection of which was approved under Section 7(iv) such other payments or benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 2800(b)(3) of the Code, or are otherwise not subject to the Excise Tax;

(B)	the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (x) the total amount of the Total Payments and (y) the amount of excess parachute payments within the meaning of Section 280G(b)(1) of the Code (after applying Section 7(i)(A) hereof); and

(C)	the value of any non-cash benefits or any deferred payments or benefit shall be determined by a nationally-recognized accounting or consulting firm the selection of which was approved under Section 7(iv) in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

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(ii)	For purposes of determining the amount of the Gross-Up Payment, Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of Executive’s residence on the date of termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of Executive’s employment, Executive shall repay to the Company within ten days after the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross-Up Payment being repaid by Executive if such repayment results in a reduction in Excise Tax and/or federal and state and local income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of Executive’s employment (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional gross-up payment in respect of such excess within ten days after the time that the amount of such excess is finally determined.

(iii)	The payments provided for in this Section 7 shall be made not later than the thirtieth day following the date of Executive’s termination of employment; provided, however, that if the amount of such payments cannot be finally determined on or before such day, the Company shall pay to Executive on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the sixtieth day after the date of Executive’s termination of employment. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to Executive, payable on the fifteenth day after the demand by the Company (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code).

(iv)	All determinations under this Section 7 shall be made at the expense of the Company by a nationally recognized public accounting or consulting firm selected by the Company and subject to the approval of Executive, which approval shall not be unreasonably withheld. Such determination shall be binding upon Executive and the Company.

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8.          Non-Competition and Non-Disclosure; Executive Cooperation; Non- Disparagement.

8.1           Noncompetition Agreement. Without the consent in writing of the Board, Executive will not, at any time during the Term and for a period of one year following termination of employment, for any reason whatsoever, directly or indirectly, for himself or on behalf of or in conjunction with any other person or business of whatever nature (i) engage, as an officer, director, shareholder, owner, partner, joint venturer, or in a managerial capacity, whether as an employee, independent contractor, consultant or advisor, or as a sales representative, whether paid or unpaid, in any business activity that is in direct competition with the Company anywhere in the United States, its territories or possessions, or (ii) cause or attempt to cause any employee of the Company to leave the employ of the Company, actively recruit any employee of the Company to work for any organization other than the Company, or solicit, divert or take away, or attempt to take away, the business or patronage of any client, customer or account, or prospective client, customer or account, of the Company which were contacted, solicited or served by Employee while employed by the Company.

8.2           Non-Solicitation. Without the consent in writing of the Board, Executive will not, at any time during the Term and for one year thereafter, acting alone or in conjunction with others, directly or indirectly (i) induce any customers of the Company or any of its affiliates with whom Executive has had contacts or relationships, directly or indirectly, during and within the scope of his employment with the Company or any of its affiliates, to curtail or cancel their business with the Company or any such affiliate; (ii) induce, or attempt to influence, any employee of the Company or any of its affiliates to terminate employment; or (iii) solicit or assist any third party in the solicitation of, any person who is an employee of the Company or any affiliate; provided, however, that activities engaged in by or on behalf of the Company are not restricted by this covenant. The provisions of subparagraphs (i), (ii), and (iii) above are separate and distinct commitments independent of each of the other subparagraphs. Notwithstanding anything in this Section 8.2 to the contrary, Executive is permitted to solicit any individual who served as his executive assistant during the Term.

8.3           Non-Disclosure; Ownership of Work. Executive shall not, at any time during the Term and thereafter (including following Executive’s termination of employment for any reason), disclose, use, transfer, or sell, except in the course of employment with or other service to the Company, any proprietary information, secrets, organizational or employee information, or other confidential information belonging or relating to the Company and its affiliates and customers so long as such information has not otherwise been disclosed through no wrongdoing of the Executive or an individual under a similar restriction or is not otherwise in the public domain, except as required by law or pursuant to legal process. In addition, upon termination of employment for any reason, Executive will return to the Company or its affiliates all documents and other media containing information belonging or relating to the Company or its affiliates. Executive will promptly disclose in writing to the Company all inventions, discoveries, developments, improvements and innovations (collectively referred to as “Inventions”) that Executive has conceived or made during the Term; provided, however, that in this context “Inventions” are limited to those which (i) relate in any manner to the existing or contemplated business activities of the Company and its affiliates; (ii) are suggested by or result from Executive’s work at the Company; or (iii) result from the use of the time, materials or facilities of the Company and its affiliates. All Inventions will be the Company’s property rather than Executive’s. Should the Company request it, Executive agrees to sign any document that the Company may reasonably require to establish ownership in any Invention.

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8.4           Cooperation With Regard to Litigation. Executive agrees to cooperate with the Company, during the Term and thereafter (including following Executive’s termination of employment for any reason), by making himself available to testify on behalf of the Company or any subsidiary or affiliate of the Company, in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and to assist the Company, or any subsidiary or affiliate of the Company, in any such action, suit, or proceeding, by providing information and meeting and consulting with the Board or its representatives or counsel, or representatives or counsel to the Company, or any subsidiary or affiliate of the Company, as may be reasonably requested and after taking into account Executive’s post-termination responsibilities and obligations. The Company agrees to reimburse Executive, for all reasonable expenses actually incurred in connection with his provision of testimony or assistance.

8.5           Non-Disparagement. Executive shall not, at any time during the Term and thereafter make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage or be damaging to the Company, its subsidiaries or affiliates or their respective past, present, or future officers, directors, employees, advisors, businesses or reputations, nor shall members of the Board of Directors or Executive’s successor in office make any such statements or representations regarding Executive. Notwithstanding the foregoing, nothing in this Agreement shall preclude Executive or his successor or members of the Board of Directors from making truthful statements that are required by applicable law, regulation or legal process.

8.6           Release of Employment Claims. Executive agrees, as a condition to receipt of any termination payments and benefits provided for in Sections 4 and 5 herein (other than Compensation Accrued at Termination) (the “Termination Benefits”), that he will execute a general release, in substantially the form attached hereto as Exhibit A, within twenty-two (22) days of the date the Company delivers such general release (the “Release”) to the Executive, which delivery shall occur within five (5) days of the termination date. To the extent that payments are payable they shall be made or commence on the fortieth (40th) day following the termination date, provided that Executive does not exercise Executive’s revocation right during the period for revocation described in the form of release. The first payment shall include all amounts that would have been paid following the termination date had the release been effective immediately following the termination date but which were not yet paid. In the event of the Executive’s breach of this Agreement or any related agreement then the Company’s obligation to make the payments and provide the benefits shall terminate and be of no further force or effect and the Executive shall be obligated to reimburse the Company for all payments previously paid.

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8.7           Forfeiture of Severance, Outstanding Options and Other Equity Awards. The provisions of Sections 4 and 5 notwithstanding, if Executive fails to comply with the restrictive covenants under Sections 8.1 – 8.3, Executive’s right to any and all severance, payments, or other benefits conditioned upon Executive’s execution of a release of claims under this Agreement, all options to purchase Common Stock and other equity awards granted by the Company at and after the Effective Date and then held by Executive or a transferee of Executive shall be immediately forfeited and such options and equity awards shall be cancelled. Any such forfeiture shall apply to such options notwithstanding any term or provision of any option agreement. In addition, options and equity awards granted to Executive on or after the Effective Date, and gains resulting from the exercise of such options and settlement of such equity awards, shall be subject to forfeiture in accordance with the Company’s standard policies relating to such forfeitures and clawbacks, as such policies are in effect at the time of grant of such options or equity awards.

8.8           Survival. The provisions of this Section 8 shall survive the termination of the Term and any termination or expiration of this Agreement for any reason and shall survive notwithstanding any actual or alleged breach of any obligation owed to Executive the Company or any of its representatives.

8.9           Remedies. Executive agrees that any breach of the terms of this Section 8 would result in irreparable injury and damage to the Company for which the Company would have no adequate remedy at law; Executive therefore also agrees that in the event of said breach or any threat of breach and notwithstanding Section 9 the Company shall be entitled to an immediate injunction and restraining order from a court of competent jurisdiction to prevent such breach and/or threatened breach and/or continued breach by Executive and/or any and all persons and/or entities acting for and/or with Executive, without having to prove damages. The availability of injunctive relief shall be in addition to any other remedies to which the Company may be entitled at law or in equity. Executive hereby further agrees that, if it is ever reasonably determined by the Board of Directors that willful actions by Executive have constituted wrongdoing that contributed to any material misstatement or omission from any report or statement filed by the Company with the U.S. Securities and Exchange Commission or material fraud against the Company, then the Company, or its successor, as appropriate, may recover all of any award or payment made to Executive, less the amount of any net tax owed by Executive with respect to such award or payment over the tax benefit to Executive from the repayment or return of the award or payment, pursuant to Sections 5.3 or 5.4, and Executive agrees to repay and return such awards and amounts to the Company within 30 calendar days of receiving notice from the Company that the Board has made the determination referenced above and accordingly the Company is demanding repayment pursuant to this Section 8.9. The Company or its successor may, in its sole discretion, affect any such recovery by (i) obtaining repayment directly from Executive; (ii) setting off the amount owed to it against any amount or award that would otherwise be payable by the Company to Executive; or (iii) any combination of (i) and (ii) above.

9.          Governing Law; Disputes., Arbitration.

9.1           Governing Law. This Agreement is governed by and is to be construed, administered, and enforced in accordance with the laws of Colorado, without regard to conflicts of law principles. If under the governing law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation, ordinance, or other principle of law, such portion shall be deemed to be modified or altered to the extent necessary to conform thereto or, if that is not possible, to be omitted from this Agreement. The invalidity of any such portion shall not affect the force, effect, and validity of the remaining portion hereof. If any court determines that any provision of Section 9 is unenforceable because of the duration or geographic scope of such provision, it is the parties’ intent that such court shall have the power to modify the duration or geographic scope of such provision, as the case may be, to the extent necessary to render the provision enforceable and, in its modified form, such provision shall be enforced.

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9.2           Consent to Jurisdiction. All judicial proceedings arising out of or relating to this Agreement must be brought in a state court of competent jurisdiction in the State of Colorado, county of Jefferson, or in a federal court of competent jurisdiction in the State of Colorado, and by execution and delivery of this Agreement, each party accepts the nonexclusive jurisdiction of the aforesaid courts and waives any defense of forum non convenience and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

9.3           LIMITATION ON LIABILITIES. IF EITHER EXECUTIVE OR THE COMPANY IS AWARDED ANY DAMAGES AS COMPENSATION FOR ANY BREACH OR ACTION RELATED TO THIS AGREEMENT, A BREACH OF ANY COVENANT CONTAINED IN THIS AGREEMENT (WHETHER EXPRESS OR IMPLIED BY EITHER LAW OR FACT), OR ANY OTHER CAUSE OF ACTION BASED IN WHOLE OR IN PART ON ANY BREACH OF ANY PROVISION OF THIS AGREEMENT, SUCH DAMAGES SHALL BE LIMITED TO CONTRACTUAL DAMAGES AND SHALL EXCLUDE CONSEQUENTIAL DAMAGES AND PUNITIVE DAMAGES EVEN IF THE RULES REFERRED TO IN SECTION 9.2 WOULD PROVIDE OTHERWISE.

10.         Miscellaneous.

10.1         Integration. This Agreement cancels and supersedes any and all prior agreements and understandings between the parties hereto with respect to the employment of Executive by the Company, any parent or predecessor company, and the Company’s subsidiaries during the Term, but excluding existing contracts relating to compensation under executive compensation and employee benefit plans of the Company and its subsidiaries. This Agreement constitutes the entire agreement among the parties with respect to the matters herein provided, and no modification or waiver of any provision hereof shall be effective unless in writing and signed by the parties hereto. Executive shall not be entitled to any payment or benefit under this Agreement which duplicates a payment or benefit received or receivable by Executive under such prior agreements and understandings or under any benefit or compensation plan of the Company.

10.2         Successors; Transferability. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise, and whether or not the corporate existence of the Company continues) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise and, in the case of an acquisition of the Company in which the corporate existence of the Company continues, the ultimate parent company following such acquisition. Subject to the foregoing, the Company may transfer and assign this Agreement and the Company’s rights and obligations hereunder to another entity that is substantially comparable to the Company in its financial strength and ability to perform the Company’s obligations under this Agreement. Neither this Agreement nor the rights or obligations hereunder of the parties hereto shall be transferable or assignable by Executive, except in accordance with the laws of descent and distribution or as specified in Section 10.3.

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10.3         Beneficiaries. Executive shall be entitled to designate (and change, to the extent permitted under applicable law) a beneficiary or beneficiaries to receive any compensation or benefits provided hereunder following Executive’s death.

10.4         Notices. Whenever under this Agreement it becomes necessary to give notice, such notice shall be in writing, signed by the party or parties giving or making the same, and shall be served on the person or persons for whom it is intended or who should be advised or notified, by Federal Express or other similar overnight service or by certified or registered mail, return receipt requested, postage prepaid and addressed to such party at the address set forth below or at such other address as may be designated by such party by like notice:

If to the Company:

Atna Resources Ltd

14142 Denver West Parkway

Suite 250

Golden, CO 80401

Attention: James Hesketh

With a copy to:

Hogan Lovells US LLP

One Tabor Center, Suite 1500

1200 Seventeenth St.

Denver, CO 80202

Attention: Marianne Hallinan

If to Executive:

Mr. Daniel A. Saint Don

1203 East Cherry Knoll Drive

Sandy, Utah 84094

If the parties by mutual agreement supply each other with fax numbers for the purposes of providing notice by facsimile, such notice shall also be proper notice under this Agreement. In the case of Federal Express or other similar overnight service, such notice or advice shall be effective when sent, and, in the cases of certified or registered mail, shall be effective two days after deposit into the mails by delivery to the U.S. Post Office.

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10.5         Reformation. The invalidity of any portion of this Agreement shall not be deemed to render the remainder of this Agreement invalid.

10.6         Headings. The headings of this Agreement are for convenience of reference only and do not constitute a part hereof.

10.7         No General Waivers. The failure of any party at any time to require performance by any other party of any provision hereof or to resort to any remedy provided herein or at law or in equity shall in no way affect the right of such party to require such performance or to resort to such remedy at any time thereafter, nor shall the waiver by any party of a breach of any of the provisions hereof be deemed to be a waiver of any subsequent breach of such provisions. No such waiver shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced.

10.8         No Obligation To Mitigate. Executive shall not be required to seek other employment or otherwise to mitigate Executive’s damages upon any termination of employment; provided, however, that, to the extent Executive receives from a subsequent employer health or other insurance benefits that are substantially similar to the benefits referred to in Section 3.4 hereof, any such benefits to be provided by the Company to Executive following the Term shall be correspondingly reduced.

10.9         Offsets; Withholding. The amounts required to be paid by the Company to Executive pursuant to this Agreement shall not be subject to offset other than with respect to any amounts that are owed to the Company by Executive due to his receipt of funds as a result of his fraudulent activity. The foregoing and other provisions of this Agreement notwithstanding, all payments to be made to Executive under this Agreement, including under Sections 4 and 5, or otherwise by the Company, will be subject to withholding to satisfy required withholding taxes and other required deductions.

10.10       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of Executive, his heirs, executors, administrators and beneficiaries, and shall be binding upon and inure to the benefit of the Company and its successors and assigns.

10.11       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

10.12       Due Authority and Execution. The execution, delivery and performance of this Agreement have been duly authorized by the Company and this Agreement represents the valid, legal and binding obligation of the Company, enforceable against the Company according to its terms.

10.13       Representations of Executive. Executive represents and warrants to the Company that he has the legal right to enter into this Agreement and to perform all of the obligations on his part to be performed hereunder in accordance with its terms and that he is not a party to any agreement or understanding, written or oral, which prevents him from entering into this Agreement or performing all of his obligations hereunder. In the event of a breach of such representation or warranty on Executive’s part or if there is any other legal impediment which prevents him from entering into this Agreement or performing all of his obligations hereunder, the Company shall have the right to terminate this Agreement for Cause pursuant to Section 5 and shall have no further obligations to Executive hereunder. Notwithstanding a termination by the Company under this Section 10.13, Executive’s obligations under Section 8 shall survive such termination.

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11.        Indemnification. To the maximum extent permitted by applicable law, the Executive shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Company) or liability (including any sum paid in settlement of a claim with the approval of the Company), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with this Agreement, except to the extent arising out of such Executive’s own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification that the Executive may have under applicable law.

12.        Certain Definitions. For purposes of this Agreement:

12.1.          an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, and includes subsidiaries.

12.2.          A “business day” means the period from 9:00 am to 5:00 pm on any weekday that is not a banking holiday in New York City, New York.

12.3.          A “person” means an individual, corporation, limited liability company,. partnership, association, trust or any other entity or organization, including any court, administrative agency or commission or other governmental authority.

12.4.          A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests or no board of directors or other governing body, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

IN WITNESS WHEREOF, the parties hereto have signed their names as of the day and year first above written.

ATNA RESOURCES LTD

By:
Name:	James K. B. Hesketh
Title:	President & CEO

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EXHIBIT A1

For and in consideration of the payments and other benefits due to _______________ (the “Executive”) pursuant to the Employment Agreement dated as of ________________ (the “Employment Agreement”), by and between Atna Resources Ltd (the “Company”) and the Executive, and for other good and valuable consideration, the Executive hereby agrees, for the Executive, the Executive’s spouse and child or children (if any), the Executive’s heirs, beneficiaries, devisees, executors, administrators, attorneys, personal representatives, successors and assigns, to forever release, discharge and covenant not to sue the Company, or any of its divisions. affiliates, subsidiaries, parents, branches, predecessors, successors, assigns, and, with respect to such entities, their officers, directors, trustees, employees, agents, shareholders, administrators, general or limited partners, representatives, attorneys, insurers and fiduciaries, past, present and future (the “Released Parties”) from any and all claims of any kind arising out of, or related to, his employment with the Company, its affiliates and subsidiaries (collectively, with the Company, the “Affiliated Entities”) or the Executive’s separation from employment with the Affiliated Entities, which the Executive now has or may have against the Released Parties, whether known or unknown to the Executive, by reason of facts which have occurred on or prior to the date that the Executive has signed this Release. Such released claims include, without limitation, any and all claims relating to the foregoing under federal, state or local laws pertaining to employment, including, without limitation, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. Section 2000e et. seq., the Fair Labor Standards Act, as amended, 29 U.S.C. Section 201 et seq., the Americans with Disabilities Act, as amended, 42 U.S.C. Section 12101 et seq., the Reconstruction Era Civil Rights Act. as amended, 42 U.S.C. Section 1981 et seq., the Rehabilitation Act of 1973, as amended, 29 U.S.C. Section 701 et seq., the Family and Medical Leave Act of 1992, 29 U.S.C. Section 2601 et seq., and any and all state or local laws regarding employment discrimination and/or federal, state or local laws of any type or description regarding employment, including but not limited to any claims arising from or derivative of the Executive’s employment with the Affiliated Entities, as well as any and all such claims under state contract or tort law.

The Executive has read this Release carefully, acknowledges that the Executive has been given at least 21 days to consider all of its terms and has been advised to consult with any attorney and any other advisors of the Executive’s choice prior to executing this Release, and the Executive fully understands that by signing below the Executive is voluntarily giving up any right which the Executive may have to sue or bring any other claims against the Released Parties, including any rights and claims under the Age Discrimination in Employment Act. The Executive also understands that the Executive has a period of seven days after signing this Release within which to revoke his agreement, and that neither the Company nor any other person is obligated to make any payments or provide any other benefits to the Executive pursuant to the Agreement until eight days have passed since the Executive’s signing of this Release without the Executive’s signature having been revoked other than any accrued obligations or other benefits payable pursuant to the terms of the Company’s normal payroll practices or employee benefit plans. Finally, the Executive has not been forced or pressured in any manner whatsoever to sign this Release, and the Executive agrees to all of its terms voluntarily.

1 This release may be amended by the Company to reflect new laws and changes in applicable laws.

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Notwithstanding anything else herein to the contrary, this Release shall not affect: (i) the Company’s obligations under any compensation or employee benefit plan, program or arrangement (including, without limitation, obligations to the Executive under the Employment Agreement, any stock option, stock award or agreements or obligations under any pension, deferred compensation or retention plan) provided by the Affiliated Entities where the Executive’s compensation or benefits are intended to continue or the Executive is to be provided with compensation or benefits, in accordance with the express written terms of such plan, program or arrangement, beyond the date of the Executive’s termination; (ii) rights to indemnification the Executive may have under the Employment Agreement or a separate agreement entered into with the Company; or (iii) rights that Executive may have as a shareholder, unit holder or prior member of the operating partnership.

This Release is final and binding and may not be changed or modified except in a writing signed by both parties.

January 7, 2013
Date	/s/ Daniel Saint Don

January 7, 2013	/s/ James K. B. Hesketh
Date	President and CEO

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